NO ACT

PE
1-11-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561




10010690

March 1, 2010

Peter J. Sherry, Jr.
Secretary
Office of the Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-01-2010

Re: Ford Motor Company
Incoming letter dated January 11, 2010

Dear Mr. Sherry:

This is in response to your letter dated January 11, 2010 concerning the shareholder proposal submitted to Ford by Carl Olson. We also have received a letter from the proponent dated January 15, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Carl Olson

*** FISMA & OMB Memorandum M-07-16 ***

March 1, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 11, 2010

The proposal recommends that the board adopt a policy of distributing restatements of audited financial statements to shareholders in the same manner as the audited financial statements were originally distributed.

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(7), as relating to Ford's ordinary business operations. In this regard, we note that the proposal relates to the manner in which the company distributes restated financial statements to shareholders. Proposals concerning the methods used by a company to distribute or present information to its shareholders are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Ford relies.

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

CARL OLSON

*** FISMA & OMB Memorandum M-07-16 ***

January 15, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NW
Washington, D. C. 20549

Re: Ford Motor Company stockowner proposal

Dear Sir/Madam:

This is in response to the letter of January 11, 2010, from Peter J. Sherry, Jr., Secretary of Ford Motor Company, in which he expresses the intention of Ford to omit my proposal from the proxy materials for the 2010 annual meeting.

He argues on two issues. As you will see, neither of these has merit, and I urge you not to allow the intended omission.

1. <u>Ordinary Business Operations.</u>

Mr. Sherry says that the distribution of the audited financial statements (original and re-stated) to the stockholders is "ordinary business". A re-statement occurs when a previous audited financial statement is found to be materially false and/or misleading – for whatever reason -- whether original reporting errors, a retroactive GAAP provision, fraud, or otherwise. He failed to mention the existence of original reporting errors and fraud as reasons for re-statements.

Distribution of the audited financial statements to the stockholders can't be described as ordinary business. As I understand the law of Delaware (and every other corporate jurisdiction), the audited financial statements are required to be distributed to all the stockholders. You may want to note that the audited financial statements are directed to the Board of Directors and Stockholders (per the CPA auditor opinion letter enclosed).

He talks about Ford reporting to the Securities and Exchange Commission as if this were the same thing as reporting to Ford's stockholders. Reporting to the S.E.C. is not considered legal notice to Ford's stockholders. Undoubtedly this is covered in Ford's bylaws or articles. My estimate of a reporting to the S.E.C. of a restatement would timely get to upwards of 1% of the stockholders. The other 99% would remain uninformed. My proposal does not relate to complying with S.E.C. rules, other than perhaps that registrants

should comply with state law and keep the stockholders timely informed of the financial status.

2. <u>Substantially Implemented.</u>

Mr. Sherry states that my proposal has been substantially implemented by Ford's reporting to the S.E.C., both for the re-statement and the requested explanation of each of the restated items. My proposal relates instead to reporting to all Ford's stockholders. As discussed in the above, reporting to the S.E.C. is neither reporting to nor notice to Ford's stockholders.

The requirement for Ford stockholders constantly monitoring the S.E.C. website is an unrealistic and unreliable method for reporting to the stockholders. This is not substantial compliance.

As you can see by the discussion of these issues, they are both baseless. I urge you not to allow the intended omission.

Sincerely,



Carl Olson

Enclosure: "Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements" for Ford's 2007 statements.

Cc: Peter J. Sherry, Jr.
Ford Motor Company

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Ford Motor Company:

our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of ockholders' equity and of cash flows present fairly, in all material respects, the financial position of Ford Motor Company ıd its subsidiaries at December 31, 2007 and December 31, 2006, and the results of their operations and their cash ›ws for each of the three years in the period ended December 31, 2007 in conformity with accounting principles ənerally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, fective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ıe Company's management is responsible for these financial statements, for maintaining effective internal control over ıancial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in anagement's Report on Internal Control Over Financial Reporting in this Annual Report. Our responsibility is to express ɔinions on these financial statements, and on the Company's internal control over financial reporting based on our tegrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting versight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable ssurance about whether the financial statements are free of material misstatement and whether effective internal control ver financial reporting was maintained in all material respects. Our audits of the financial statements included xamining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the ccounting principles used and significant estimates made by management, and evaluating the overall financial statement resentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control ver financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and perating effectiveness of internal control based on the assessed risk. Our audits also included performing such other rocedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for ur opinions.

)ur audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The ccompanying sector balance sheets and the related sector statements of income and of cash flows are presented for urposes of additional analysis and are not a required part of the basic financial statements. Such information has been ubjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly tated in all material respects in relation to the basic financial statements taken as a whole.

ıs discussed in Note 19 to the consolidated financial statements, the Company changed the manner in which it accounts ɔr uncertain tax positions in 2007. As discussed in Note 24, the Company changed the manner in which it accounts for efined benefit pension and other postretirement plans, and, as discussed in Note 2, the Company also changed the timing ıf its annual goodwill and other intangible assets impairment testing, and its amortization method for special tools in 2006. ıs discussed in Note 28, the Company changed the manner in which it accounts for conditional asset retirement ıbligations in 2005.

Report of Independent Registered Public Accounting Firm

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
Detroit, MI
February 27, 2008



Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 11, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Carl Olson

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2010 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 13, 2010.

Mr. Carl Olson (the "Proponent") has submitted for inclusion in the 2010 Proxy Materials a proposal that requests the Board to adopt a policy of distributing any restatements of audited financial statements to shareholders in the same manner as the audited financial statements were originally distributed and to include an explanation of all the differences between the audited financial statements and the restated financial statements (see Exhibit 1; the "Proposal"). The Company proposes to omit the Proposal from its 2010 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

- The Proposal is excludable under Rule 14a-8(i)(10) because it has been substantially implemented.

The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

The Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it encompasses matters relating to the Company's ordinary business operations. Specifically, the proposal attempts to govern the manner in which restatements of audited financial statements are communicated to shareholders.

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In *Exchange Act Release No. 34-40018* (May 21, 1998), the Commission stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.
>
> ***
>
> However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder to vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal is excludable under Rule 14a-8(i)(7) because it attempts to dictate the manner in which the Company discloses financial information. As the Proponent indicates, restatements of financial statements occur with regularity in corporate America; however, restatements occur for a variety of reasons not all of which are the result of false or misleading financial statements. For example, a restatement may result from changes in the manner a company presents certain financial information to better reflect changes in its operations that require the restatement of previously issued financial statements in order to conform to the current year presentation. Such restatements are routine occurrences in the ordinary course of a company's business. Moreover, companies are required to promptly file all such restatements with the Commission, including appropriate explanations of the restatement, in accordance with rules promulgated by the Commission. Regardless of the nature of the changes reflected in the restated financial statements, the manner of distribution of such restated financial statements is, and should continue to be, a matter of ordinary course of business for the Company in complying with the Commission's rules and regulations, and should not be subject to a policy decision determined by a shareholder vote.

The Staff has consistently allowed omission of proposals that attempt to regulate corporate communications of ordinary business matters that do not involve a significant policy issue. In *FedEx Corporation* (July 14, 2009), the Staff allowed omission of a proposal that attempted to regulate the manner in which a company advertised. *See also PG&E Corporation* (February 14, 2007) (concurring in omission of proposal requesting that company cease its advertising campaign promoting solar or with energy); *The Walt Disney*

Company (November 30, 2007) (concurring in omission of proposal requesting a report on company's efforts to avoid the use of negative and discriminatory stereotypes in its products); and *Federated Department Stores, Inc.* (March 27, 2002) (concurring in omission of proposal requesting that company identify and disassociate from offensive imagery to American Indian community in product marketing).

Financial statements in and of themselves do not involve any significant *social* policy issue, and we could find no SEC pronouncement that they do. *See, e.g., FedEx Corporation* (July 14, 2009), *Ford Motor Company* (February 12, 2008) (concurring in omission of proposal requesting that direct mailing addresses of directors be provided to shareholders where communication was not limited to non-ordinary business matters); and *International Business Machines Corporation* (January 9, 2001; reconsideration denied February 14, 2001) (where a portion of a proposal related to ordinary business (i.e., the presentation of financial statements in reports to shareholders), the entire proposal, otherwise dealing with executive compensation matters, was properly excluded). And, if financial statements do not involve a significant social policy issue, a restatement of financial statements, *a priori*, does not involve a significant social policy issue. It would, therefore, be an even further stretch of logic to somehow find that the manner in which a company distributes financial restatements raises a significant social policy issue.

Even if one could maintain an argument that a restatement due to fraud or to remedy the inclusion of materially misleading information raises a significant social policy issue (which we do not believe it does), the Proponent has not limited the Proposal in that manner.

Because the Proposal deals with an ordinary business function and does not involve a significant social policy issue, it falls squarely within the ordinary business exclusion of Rule 14a-8(i)(7).

The Company has Substantially Implemented the Proposal

Under Rule 14a-8(i)(10), a company may omit a proposal when the company has already substantially implemented the proposal. The Staff's determination that a company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal (*see Texaco, Inc.* (March 28, 1991)).

The Proposal recommends the adoption of a policy that requires distribution of any restated audited financial statements "in the same manner" as the original audited financial statements and include an explanation of all the differences with the original audited financial statements. This is exactly what happens in the event of a restatement.

When a company restates its audited financial statements, they must be promptly filed with the Commission on amended Forms 10-Q or 10-K, or on Form 8-K, as appropriate, or, depending on the nature of the restatement, they may appear in future Forms 10-Q or 10-K filed with the Commission, all of which are the same types of reports in which the initial financial statements appeared. These reports are made publicly available in the same manner as the original Forms 10-Q and 10-K. The fact that a company does not distribute the restated financial statements by printing and mailing them to shareholders who otherwise receive printed materials does not mean that the Company has not already substantially implemented the recommended policy, which Ford believes is intended to promote prompt public disclosure. While a public filing with the SEC is not identical compliance with the Proposal, it is substantial implementation of the Proposal. *See Commercial Metals Company* (November 5, 2009) (concurring in the omission of a proposal that requested the company to implement non-discrimination policies based on sexual orientation).

Moreover, in every 10-Q and 10-K, and amendments thereto (including a related 8-K, where applicable), filed that involves restated financial statements, there is an explanation of the restated items, including the underlying reasons for any restatements. Ford's own experience is instructive. In the fourth quarter of 2006, we concluded that our accounting for derivative instruments was erroneous in certain cases. To remedy the error, we prepared and filed restated financial statements with an amended Form 10-K for the year-ended December 31, 2005, and amended Form 10-Q's for the first and second quarters of 2006. In each of those filings we provided thorough explanations of the cause of the restatement and the impact of the financial statements. (See, e.g., the explanation accompanying our Form 10-Q/A for the period ending March 31, 2006, Exhibit 2.)

Because the Company distributes restated financial statements through the filing of reports in compliance with Commission rules and explain the reasons for any such restatements in those reports, it has substantially implemented the Proposal and the Proposal may be excluded under Rule 14a-8(i)(10).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2010 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2010 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2010 Proxy Materials by sending him a copy of this letter and its exhibit. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,



Peter J. Sherry, Jr.

Enclosure
Exhibits
cc: Mr. Carl Olson

Exhibit 2

Excerpt from Ford Motor Company's Form 10-Q/A for the period ending March 31, 2006.

EXPLANATORY NOTE

Ford Motor Company (generally referred to herein as "Ford," "the Company", "we," "our" or "us") is filing this Quarterly Report on Form 10-Q/A for the period ended March 31, 2006 ("Amendment" or "First Quarter 2006 Form 10-Q/A Report") to amend our Quarterly Report on Form 10-Q for the period ended March 31, 2006 ("Original Filing") that was filed with the Securities and Exchange Commission ("SEC") on May 9, 2006.

In October 2006, we reviewed our application of paragraph 68 of Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, and its use at our indirect wholly-owned subsidiary, Ford Motor Credit Company ("Ford Credit"). One of the general requirements of SFAS No. 133 is that hedge accounting is appropriate only for those hedging relationships that a company expects will be highly effective in achieving offsetting changes in fair value or cash flows attributable to the risk being hedged. To determine whether transactions satisfy this requirement, companies must periodically assess the effectiveness of hedging relationships both prospectively and retrospectively. Paragraph 68 of SFAS No. 133 ("Paragraph 68") contains an exception from these periodic assessment requirements in the form of an "assumption of no ineffectiveness" for certain hedges of interest rate risk that involve interest rate swaps and recognized interest-bearing assets or liabilities. The exception identifies the specific requirements for the derivative and hedged items that must be met, such as a derivative fair value of zero at inception of the hedging relationship, matching maturity dates, and contemporaneous formal documentation.

Based on our review, we concluded that all of our interest rate swaps were and continue to be highly effective economic hedges; nearly all of these transactions, however, failed to meet the requirements set forth in Paragraph 68, primarily because:

- Transactions that we designated as fair value hedges involved interest rate swaps hedging the back-end of debt instruments or involved longer-than-normal settlement periods.
- We paid or received fees when entering into a derivative contract or upon changing counterparties.
- Interest rate swaps included terms that did not exactly match the terms of the debt, including prepayment optionality.

Although we now have determined that the hedging relationships at issue in this restatement did not meet the specific criteria for an assumption of no ineffectiveness pursuant to Paragraph 68, we are precluded by SFAS No. 133 from retroactively performing full effectiveness testing in order to apply hedge accounting. Accordingly, the restated results in our Annual Report on Form 10-K/A for the year ended December 31, 2005 ("2005 Form 10-K/A Report") reflect the changes in fair value of these instruments as derivative gains and losses during the affected periods, without recording any offsetting change in the value of the debt they were economically hedging.

As a result, we have filed our 2005 Form 10-K/A Report restating certain financial information therein including: historical balance sheets as of December 31, 2005 and 2004; statements of income, cash flows and stockholders' equity for the years ending 2005, 2004, and 2003; and selected financial data as of and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001.

Changes in the fair value of interest rate swaps are driven primarily by changes in interest rates. We have long-term interest rate swaps with large notional balances, many of which are "receive-fixed, pay-float" interest rate swaps. Such swaps increase in value when interest rates decline, and decline in value when interest rates rise. As a result, changes in interest rates cause substantial volatility in the fair values that must be recognized in earnings. For 2001 and 2002, when interest rates were trending lower, we have recognized large derivative gains in our restated financial data. The upward trend in interest rates from 2003 through 2005 caused our interest rate swaps to decline in value, resulting in the recognition of derivative losses for these periods.

See Note 28 of the Notes to the Financial Statements in our 2005 Form 10-K/A Report for additional information and amounts related to our restatement. In addition, this First Quarter 2006 Form 10-Q/A Report includes, in Note 2 of the Notes to the Financial Statements, restated consolidated and sector statements of income for the quarters ended March 31, 2006 and 2005, restated consolidated and sector balance sheets as of March 31, 2006 and December 31, 2005, and restated condensed consolidated and sector statements of cash flows for the quarters ended March 31, 2006 and 2005.

- Exhibit 1

CARL OLSON

*** FISMA & OMB Memorandum M-07-16 ***

November 17, 2009

Mr. Peter J. Sherry, Jr.
Secretary of the Corporation
Ford Motor Company
The American Road
Dearborn, Michigan 48126

Dear Mr. Secretary:

As a stockowner, I am submitting the enclosed "Resolution to Distribute Re-Statements of Audited Financial Statements" for the upcoming 2010 annual meeting. It and the supporting statement should thus be published in the proxy statement for that meeting.

I have owned 237.4087 shares of Ford common stock continuously for over a year and intend to own these shares through the upcoming 2010 annual meeting. I intend to present the resolution either personally or by representative.

Please let me know Ford management's position.

Sincerely,



Carl Olson

RESOLUTION TO DISTRIBUTE RE-STATEMENTS OF AUDITED FINANCIAL STATEMENTS

Be it resolved by the stockholders to recommend that the Board of Directors adopt the policy of distributing any and all re-statements of audited financial statements of the corporation (or consolidated financial statements of the corporation) to the stockholders in the same manner as the audited financial statements were originally distributed. Any such re-statement shall be accompanied by an explanation of all the differences with the audited financial statements which are being re-stated.

Statement in Support of Resolution

Accurate financial reporting to the stockholders is crucial to evaluate the results and financial position of the corporation. Audited financial statements are annually distributed to the stockholders.

However, it is possible that these audited financial statements may be found false and/or misleading in a material manner such that the financial statements need to be re-stated. This resolution would require that any and all such re-statements be distributed to the stockholders in the same manner as the previous audited financial statements were distributed, and that an explanation of the differences be provided.

We stockholders deserve to know the latest audited financial statements and re-statements so that we can make realistic evaluations of the performance of the Board and management.

As to the prevalence of re-statements for publicly-traded companies in the United States, one study found that 1599 re-statements were issued in 2005, and 1876 in 2006. These equal more than 10% of the total publicly-traded companies in the country.

Your YES vote could help adopt this improvement.



Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

December 8, 2009

Carl Olson

*** FISMA & OMB Memorandum M-07-16 ***

Subject: Shareholder Proposal for 2010 Annual Meeting

Dear Mr. Olson:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges receipt of evidence of eligible share ownership of Ford common stock relating to the shareholder proposal contained in your letter dated November 17, 2009 (the "Proposal"). Thank you for your prompt attention to this matter. Please note that Ford reserves the right to file a No-Action Letter with the SEC should substantive grounds exist for exclusion of the Proposal. We will notify you in accordance with SEC rules if we file such a request.

Thank you for your continued interest in the Company.

Very truly yours,



Jerome F. Zaremba
Counsel

cc: Peter J. Sherry, Jr.

CARL OLSON

December 2, 2009

Mr. Jerome F. Zaremba
Counsel
Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

Dear Mr. Zaremba:

This is in response to your letter of November 23, 2009, regarding my submission of a proposal for the 2010 annual meeting.

You will find enclosed a letter dated December 1, 2009, confirming my continuous ownership of 237.4087 shares from November 1, 2008, to the present. I intend to hold these shares through the 2010 annual meeting and to present the proposal personally or by representative.

Please let me know if this is satisfactory for your request.

Sincerely,



Carl Olson

charles **SCHWAB**

December 1, 2009

Carl Olson

*** FISMA & OMB Memorandum M-07-16 ***

Dear Carl Olson,

This letter has been drafted at your request to indicate that you hold 237.4087 shares of Ford Motor Company common stock in your account *** FISMA & OMB Memorandum M-07-16 *** It has been held continuously since November 1st, 2008.

Should you have any further questions, please contact our service center at 800-435-4000.

Sincerely,



Jerome Belkin
Sr Specialist - Branch CS /Ops
5550 Topanga Canyon Blvd
Suite #150
Woodland Hills, CA 91367-7413
(818)710-2114

91 7108 2133 3935 9403 0861



Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

November 23, 2009

Carl Olson

*** FISMA & OMB Memorandum M-07-16 ***

Subject: Shareholder Proposal for 2010 Annual Meeting

Dear Mr. Olson:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in your letter dated November 17, 2009, which we received on November 20. Your letter requests that the proposal relating to the Board of Directors adopting a policy of distributing restatements of audited financial statements in the same manner as such audited financial statements were originally distributed (the "Proposal") be included in the Company's proxy materials for the 2010 Annual Meeting of Shareholders.

Eligibility requirements regarding stockholder proposals are set forth in Rule 14a-8 of the rules of the United States Securities and Exchange Commission (the "SEC"). (A copy of Rule 14a-8 is enclosed.) Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the shareholder submitted the proposal. In the event the shareholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. Neither the Company nor its transfer agent was able to confirm that you satisfy the eligibility requirements based on the information that was furnished to the Company.

Pursuant to Rule 14a-8, you can demonstrate eligible share ownership by submitting proper documentation showing (i) that you are the beneficial owner of at least $2,000 in market value, or 1%, of Ford common stock, and (ii) that you have been the beneficial owner of such securities for one or more years. We request that such documentation be furnished to the Company within 14 calendar days of your receipt of this letter. Under Rule 14a-8(b)(2) a shareholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the shareholder's securities (usually a broker or bank) verifying that, at the time of submission, the shareholder continuously held the securities at least one year, or (ii) if the shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year period begins. If the shareholder has filed one of these documents, it may demonstrate its eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a written statement that the shareholder continuously held the required number of shares for the one-year period as of the date of the statement.

If you cannot furnish the Company with proper evidence of share ownership eligibility, we request that you withdraw your proposal so that we do not have to file a No-Action Letter with the SEC. If you do not furnish the Company with such evidence and do not withdraw the proposal within the 14-day period, we will file a No-Action Letter with the SEC to have the proposal excluded from the Company's proxy materials.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please contact me at (313) 337-3913. Thank you for your continued interest in the Company.

Very truly yours,



Jerome F. Zaremba
Counsel

Enclosure

cc: Peter J. Sherry, Jr.